UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On April 28, 2017, Itaú Corpbanca (the “Bank”) released in Chile the Bank’s the Unaudited Interim Consolidated Financial Statements of Itaú Corpbanca as of December 31, 2016 and March 31, 2016 and 2017 and for the three-month periods ended March 31, 2016 and 2017 (the “Interim Financial Statements”), which are attached hereto as Exhibit 99.1.

The Interim Financial Statements have been prepared in accordance with Chilean accounting principles, or Chilean Banking GAAP, issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”). SBIF regulations provide that for those matters not specifically regulated by the SBIF, the Bank’s financial statements prepared under Chilean Banking GAAP should follow the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Should any discrepancies arise between IFRS principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

In order to facilitate the review of the Interim Financial Statements by investors, the Bank has prepared a reconciling note under Item 17 of Form 20-F between IFRS and Chilean Banking GAAP, relating to the accounting standards applied to the Bank’s financial statements as of December 31, 2016 and for the year ended December 31, 2016, which is attached hereto as Exhibit 99.2.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF ITAÚ CORPBANCA ON FORM F-3ASR (FILE NO. 333-218393) AND SHALL BE A PART THEREOF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: May 31, 2017.

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Interim Consolidated Financial Statements of Itaú Corpbanca as of December 31, 2016 and March 31, 2016 and 2017 and for the three-month periods ended March 31, 2016 and 2017.

99.2	Reconciling note under Item 17 of Form 20-F between IFRS and Chilean Banking GAAP relating to the accounting standards applied to the Bank’s financial statements as of December 31, 2016 and for the year ended December 31, 2016.